UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Report: November 24, 2021

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statements of Cellectis S.A. on Form F-3 (No. 333-238881) and Form S-8 (Nos. 333-204205, 333-214884, 333-222482 and 333-227717), to the extent not superseded by documents or reports subsequently filed.

Management Updates

Eric Dutang, Chief Financial Officer of Cellectis S.A. (the “Company”), will leave his position with the Company, effective January 3, 2022, to pursue new opportunities. The Company has initiated a search to identify a new Chief Financial Officer.

Leopold Bertea, Senior Vice President Technical Operations, will leave his position with the Company, effective November 29, 2021, to pursue new opportunities. David Sourdive, currently the Company’s Executive Vice President, Strategic Initiatives, will be appointed as Executive Vice President CMC and Manufacturing and will assume the responsibilities previously under this position.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

November 24, 2021	By:	/s/ André Choulika
André Choulika
Chief Executive Officer